Delisting Determination,The Nasdaq Stock Market, LLC, January 6, 2012, Private Media Group, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Private Media Group, Inc. (the Company), effective at the opening of the trading session on January 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5605(b)(1), and 5605(c)(2). The Company was notified of the Staffs determination on September 16, 2011. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated November 11, 2011, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on November 15, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 27, 2011.